Exhibit (a)(17)

Raptor Pharmaceutical Corp.

7 Hamilton Landing, Suite 100

Novato, CA 94949

September 26, 2016

Dear Stockholder:

I am pleased to inform you that, on September 12, 2016, Raptor Pharmaceutical Corp. (“Raptor”) entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Horizon Pharma plc (“Parent”) and Misneach Corporation, an indirect wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub has commenced a tender offer to purchase all of the issued and outstanding shares of common stock of Raptor for $9.00 per share (the “Offer Price”), net to the holder thereof, in cash, without interest thereon (less any applicable withholding taxes).

If successful, the tender offer will be followed by a merger of Merger Sub with and into Raptor, with Raptor continuing as the surviving corporation in the merger and an indirect wholly owned subsidiary of Parent. In the merger, all of the outstanding shares of common stock of Raptor (other than those shares owned by Parent, Merger Sub or Raptor or any of their respective direct or indirect wholly owned subsidiaries, shares irrevocably accepted for purchase pursuant to the tender offer and shares held by stockholders who are entitled to demand and who shall have properly and validly perfected their appraisal rights under Delaware law) will be automatically converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon (less any applicable withholding taxes), upon the surrender of the certificates representing such shares. The tender offer is scheduled to expire at 12:00 midnight, New York City time, at the end of the day on October 24, 2016, unless extended.

The Board of Directors of Raptor unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, were fair to and in the best interests of Raptor and its stockholders, approved and declared it advisable that Raptor enter into the Merger Agreement, and approved and declared advisable the Merger Agreement, the performance by Raptor of its covenants and agreements contained in the Merger Agreement and the consummation of the tender offer and the merger upon the terms and subject to the conditions contained in the Merger Agreement. The Board of Directors of Raptor recommends that Raptor’s stockholders accept the tender offer and tender their shares of Raptor common stock to Merger Sub pursuant to the tender offer.

Accompanying this letter is (i) a copy of Raptor’s Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Merger Sub’s Offer to Purchase, dated September 26, 2016, which sets forth the terms and conditions of the tender offer and (iii) a Letter of Transmittal containing instructions regarding how to tender your shares pursuant to the tender offer. I urge you to read the enclosed materials carefully.

Sincerely,

/s/ Julie Anne Smith
Julie Anne Smith
President and Chief Executive Officer